Citibank, N.A.

111 Wall Street
New York, NY 10043

Depositary Receipts
111 Wall Street, 20th Floor, Zone 7,
New York, NY 10005
Tel: (212) 657-1853
Fax: (212) 825-5398
e-mail: rhonda.c.lee@citi.com
Rhonda Lee
Assistant Vice President

02042748

July 16, 2002

Securities & Exchange Commission
Division of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, NW
Washington, DC 20549

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

SUPPL

02 JUL 29 AM 10:07

Re: Exemption No. 82-3296

To Whom It May Concern,

We have been directed by China Steel Corporation (the "Company") to arrange the mailing of all documents that are published in Taiwan, the Republic of China, and remit the attached material to you, pursuant to the Company's exemption from registration under the Securities Act of 1934 (the "Exchange Act"). This mailing service is not a legal service from Citibank N.A.

Attachment:

- Announcing the important resolutions made by the 2002 annual shareholders' meeting
- The important resolutions made by the 6th conference of the 11th board of directors of the company
- Announcing the important resolutions reached at the board of directors' meeting

dlw 7/22

Sincerely,

Rhonda Lee

Rhonda C. Lee
Depositary Receipts, Account Management
Citibank N.A.

China Steel Corporation Announcement

June 20, 2002

Subject: Announcing the important resolutions made by the 2002 Annual Stockholders' Meeting

I. Observance of the Article 2 Item 18 of "The Procedure for Verifying and Handling Important Information Disclosure by Publicly Listed Companies".

II. On June 20, 2002, the 2002 Annual Stockholders' Meeting has made the following important resolutions:

1. Approving the Company's Operation Reports and Financial Statements of 2001.

2. Approving the Company to transfer NT$2.2 billion of the special capital surplus on the books into undistributed earnings to be distributed as dividends.

3. Approving the Company's earnings distribution program of fiscal year 2001:
The Company's 2001 after-tax profit totaled NT$ 7,459,749,649.87. After adding prior years' undistributed earnings of NT$ 761,936,976.53 and the NT$ 2,200,000,000 transfer from special capital surplus into undistributed earnings; and after subtracting the impact from the change in long term equity investment shareholding percentage of NT$ 34,716,263 the total amount of earnings available for distribution comes to NT$ 10,386,970,363.40 which we plan to distribute as follows, in accordance with the provisions of Article 6 of the Company's Articles of Association:

(1) Transfer to statutory capital surplus: NT$ 745,974,964.
(2) Provision for special capital surplus: NT$ 290,462,504.
(3) Compensation for the Board of Directors and the Board of Supervisors: NT$ 27,645,820 to be distributed entirely in cash.
(4) Employee bonus distribution: NT$ 276,458,170 to be distributed entirely in stock. Distribution principles and recipients shall be in accordance with last year.
(5) Special stock dividend distribution: cash dividend of NT$ 1.2 per share and stock dividend of NT$ 0.2 per share for a combined total of NT $66,875,200.
(6) Common stock bonus distribution: cash dividend of NT $0.8 per share and stock dividend of NT$ 0.2 per share for a combined total of NT$ 8,911,168,389.
(7) Undistributed earnings: NT$ 68,385,316.4.

4. Approving the proposed application of NT$ 2,068,245,440 from earnings available for distribution in 2001 toward an increase in equity capital with the issuance of 206,824,544 common shares.

5. Approving the amendment to certain provisions of the Company's Principles on the Issuance of Guarantees to External Parties.

6. Approving the amendment of certain provisions of the Company's Articles of Incorporation.

7. Approving the amendment to Rules on the Election of Directors and Supervisors.

8. Approving that our Chairman of directors Mr. Kuo Yen-too shall be allowed to serve as Director of China Ecotek Corporation ,Yieh Loong Enterprise Co., Ltd. and Taiwan Steel Corporation.

9. Approving that our Director Mr. Chen Yuan-Cheng shall be allowed to serve as Director of Ornasteel Enterprise Corp. (M) Sdn. Bhd. and Group Steel Corp (M) Sdn. Bhd..

10. Approving the Company's accumulated capital surplus of NT$ 20,513,668 received by the Company from asset dispositions before 2000 shall be transferred entirely to retained earnings, and that NT$ 2,051,367 shall be classified as statutory earnings surplus. The remaining NT$ 18,462,301 shall be classified as undistributed earnings to be distributed in future years.

11. Approving the authorization of directors of board to pass the Mainland China investment issues.

China Steel Corporation

Y. C. Chen
Executive Vice President

China Steel Corporation Announcement

June 20, 2002

Subject: The important resolutions made by the 6th conference of the 11th board of directors of the Company.

I. Observance of "The Procedure for Verifying and Handling Important Information Disclosure by Publicly Listed Companies".

II. On June 20, 2002, the 6th conference of the 11th board of directors of the Company has made the following important resolutions.

1. Approving the revised forecasted financial statements for year 2002 as follows:

ALANCE SHEETS

(In thousands of New Taiwan Dollars)

	Revised forecast	Original forecast
Current assets	45,631,167	42,133,154
Long-term investments	36,937,910	39,153,593
Net properties	108,292,340	108,722,222
Other assets	4,892,260	6,652,147
Total assets	195,753,677	196,661,116
Current liabilities	28,190,363	34,278,648
Bonds payable	30,000,000	30,000,000
Long-term debts	50,000	458,744
Reserve for land value increment tax	3,370,813	3,370,813
Other liabilities	4,948,212	4,285,702
Total liabilities	66,559,388	72,393,907
Stockholders' equity	129,194,289	124,267,209
Total liabilities and stockholders' equity	195,753,677	196,661,116

STATEMENTS OF INCOME

(In thousands of New Taiwan Dollars, except earnings per common share.)

	Revised forecast	Original forecast
Revenues	89,914,152	81,075,902
Cost of revenues	71,701,937	72,265,305
Gross profit	18,212,215	8,810,597
Income from operations	13,633,851	4,510,386
Income before income tax	13,000,000	4,500,000
Income tax expense	1,890,526	330,295
Net income	11,109,474	4,169,705
Earnings per common share (NT$)	1.22	0.45

2. Approving the agenda to participate in the Rolling Stock Company Investment Project to the amount of NT$160,000,000 .
3. Approving the agenda to participate in the Phalax Biochip Corp. Investment Project to the amount of NT$100,000,000.
4. Approving the agenda to invest in the project of Replacement of Coiling Facilities in NO.1 Hot Strip Mill. The total investing amount will be up to NT$1,793,000,000.

China Steel Corporation

Y.C. Chen
Executive Vice President & Spokesman

China Steel Corporation Announcement

March 20, 2002

Subject: Announcing the important resolutions reached at the board of directors' meeting.

□. *Resolution of the Board of Directors to increase capital and issue new shares.*

1. Source of funding for capital increase: Distributable earnings of year 2001.
2. Number of shares to be issued: 206,824,544 shares (including employee bonuses)
3. Par value per share: 10 New Taiwan Dollars.
4. Total amount to be issued: 2,068,245,440 New Taiwan Dollars.
5. Issuing price: Not applicable.
6. Number of shares to be subscribed by or allocated to employees: Allocate 27,645,817 shares as employee bonuses.
7. Number of shares for public offering: Not applicable.
8. Proportion of shares to be subscribed or allocated without compensation to existing shareholders: 20 shares shall be allocated without compensation to existing shareholders for every thousand shares held.
9. Method for handling fractional shares and leftover shares after the subscription period: Allocated fractional shares less than one share will be consolidated into whole shares by the shareholders themselves. Shareholders not wishing to do so will be given cash per par value. Any fractional amounts less than one dollar will be rounded up to the nearest dollar, and the difference will be recognized as a Company expense. Upon accumulation of all fractional shares, the Chairman of the Board of Directors is authorized to determine disposition thereof.
10. Rights and obligations attached to this issuance of new shares: Same as for existing common shares.
11. Use of funds from this capital increase: To meet the Company's funding needs for long-term development.

□. *China Steel Company's dividend distribution plan for Year 2001*

1. Types and amounts of dividends to be distributed: Cash dividend of NT$ 1.2 per share and stock dividend of NT$ 0.2 per share for each share of preferred stock, for a total of NT$ 66,875,200; cash dividend of NT$ 0.8 and stock dividend of NT$ 0.2 per share of common stock, for a total of NT$ 8,911,168,389.

2. Other matters requiring explanation: 27,645,817 shares to be allocated as employee dividends.

□. *Resolution of the Board of Directors to participate in the Chung Hsin Development Company's Capital Increase Plan.*

1. Content of the investment plan: China Prosperity Development Corporation is a subsidiary company in which the Company owns 100% of the equity. Currently, this subsidiary, in order to accommodate the "Kaohsiung Multipurpose Economic Trade Park Plan," plans to engage in planned development of 10 hectares of land at the old aluminum plant in the Chienchen District. On January 10, 2002, the company formally submitted application for a development plan permit to the Kaohsiung City Government. To raise the funds needed for the development plan, the company has decided to increase its cash capital by 750 million New Taiwan dollars. In addition to subscribing to 74,998,875 shares in proportion to the Company's shareholdings, China Steel will also subscribe to the entire amount in the event other shareholders forfeit their subscription rights.

2. Projected Date of Investment: Yet to be confirmed.

3. Source of Funds: China Steel's operating capital.

4. Specific Objective: To enhance China Steel's performance in its multi-pronged operations.

□.*Resolution of the Board of Directors to participate in the Yao Hua Pharmaceutical Company's Capital Increase Plan.*

1. Content of the investment plan: Yao Hua Pharmaceuticals Company is engaged in the research and development of new medications, experimental drugs for special medicine, biotechnology drugs and ingredients, as well as the manufacturing and sales of new-type raw drug materials. To raise funds needed for its operations and the introduction of advanced development capabilities and technologies from overseas, it has decided to increase its cash capital by 700 million New Taiwan dollars. China Steel plans to participate in the investment by making a contribution based on the value of laboratory equipment and rental of land and factory buildings, accounting for approximately 15% of equity.

2. Projected Date of Investment: Yet to be confirmed.

3. Source of Funds: Investment through contribution based on the value of laboratory equipment and rental of land and factory buildings.

4. Specific Objective: To enhance China Steel's performance in its multi-pronged operations.

5. Other matters requiring explanation: China Steel will hire a professional appraisal company to assess the value of its laboratory equipment and rentals. It will only participate in the capital increase if the appraisal results exceed 90 million New Taiwan dollars.

□.*Resolution of the Board of Directors on the date to convene the shareholders meeting, reasons for convening the meeting, and the dates on which modifications to the shareholder register will be suspended.*

1. Date the shareholders meeting will be held: 06/20/2002

2. Location where shareholders meeting will be held: At the company's Chung Cheng Hall (1 Chungkang Road, Hsiaokang District, Kaohsiung, Taiwan, R.O.C.).

3. Reasons for convening the shareholders' meeting:
   - Reporting matters:
     (1) Report on the company's issuance of domestic unsecured corporate bonds during Year 2001.
     (2) Report on amendments to the Company's procedures regarding derivative commodity trading.
     (3) Report on the procedures for the acquisition and disposal of assets by subsidiary companies.
     (4) Report on the resolution of the Board of Directors to repurchase Company shares and the status of its execution.
     (5) Report on the company's endorsement guarantee on behalf of Kaohsiung Rapid Transit Company.

   - Discussion matters.

(1) Motion to acknowledge the Company's business operations report and financial statements for Year 2001.
(2) Discussion of conversion of the special earnings surplus into undistributed earnings.
(3) Acknowledgment of the 2001 earnings distribution plan.
(4) Discussion of conversion of 2001 earnings into capital increase.
(5) Discussion of amendments to the Company's Principles for the Issuance of External Guarantees.
(6) Discussion of amendments to the Company's Articles of Association.
(7) Discussion of amendments to the Company's Rules for the Election of Directors and Auditors.
(8) Discussion of removal of the prohibition against the holdings of the same or similar positions in other companies by directors of the company.
(9) Discussion of conversion of capital surplus reserved from gains on disposal of assets in 2000 and earlier into retained earnings.

- Other matters for discussion and provisional motions.

China Steel Corporation

Y.C. Chen
Executive Vice President & Spokesman